NAKOMA MUTUAL FUNDS

                          525 Junction Road, Suite 8600
                            Madison, Wisconsin 53717


                                  May 25, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         RE:      NAKOMA MUTAL FUNDS
                  REGISTRATION STATEMENT ON FORM N-1A (FILE NOS.
                  333-13239 AND 811-21865)

Ladies and Gentlemen:

         We filed an amended registration statement on Form N-1A for Nakoma Mutual Funds (the "Fund") pursuant to the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on May 22, 2006 (the "Registration Statement"). In connection with the filing of the Registration Statement, the Fund hereby acknowledges that, should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Very truly yours,

                                  Nakoma Mutual Funds



                                  By: /s/ Daniel Pickett
                                      ---------------------------------
                                  Name:    Daniel Pickett
                                  Title:   President

M1:1322056.02